EXHIBIT 99.1

Osisko Gold Provides Construction Progress Update on the Cariboo Gold Project

(All dollar amounts are expressed in Canadian dollars, unless stated otherwise)

HIGHLIGHTS
  Cariboo Gold Project remains on schedule for anticipated first gold pour in Q1 2029 and commercial production in H2 2029
  Project completion estimated at ~28% based on $355 million in cumulative costs incurred to September 30, 2026, with the remaining estimated budgeted cost to complete construction of ~$907 million
  Detailed engineering is ~42% complete and over 50% of procurement packages have been awarded

TORONTO, Oct. 27, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") is pleased to provide a construction update on progress made at the Company's 100%-owned Cariboo Gold Project (the "Project"), located in central British Columbia, Canada, which continues to advance on schedule toward first gold pour targeted in Q1 2029 and commercial production expected in H2 2029.

Sean Roosen, Chairman and CEO, commented: "We are pleased with the progress at the Cariboo Gold Project and continue to build construction momentum following our final investment decision announced in September. By making significant investments in critical path infrastructure, detailed engineering and procurement during the pre-construction phase, we've established a solid foundation for efficient execution as construction advances."

Key Highlights

  Overall project progress has reached approximately 28%, based on cumulative costs incurred through September 30, 2026, relative to the estimated go-forward capital obligation and incurred pre-construction costs (announced on September 14, 2026).
  Approximately $355 million has been incurred to September 30, 2026, including indirects and owners' costs, of which approximately $84 million was incurred from August 1 to September 30, 2026.
  The estimated remaining cost to complete construction is approximately $907 million on an incurred basis, net of costs incurred to date, leases and estimated pre-production revenue.
  Detailed engineering is approximately 42% complete.
  Over 50% of procurement packages have been awarded, with principal long-lead items largely secured and remaining contract packages being awarded or in progress, representing approximately $360 million in commitments project-to-date.
  Safety performance remains a core pillar of project execution, with a year-to-date Total Recordable Injury Frequency Rate ("TRIFR") of 1.05 for 2026.
  On-site workforce currently exceeds 400 active personnel and continues to ramp up.
  Key recent progress includes: Valley Portal earthworks advanced to 85% complete (from 1%); Bonanza Ledge ("BL") water pipelines to 40% (from 5%); site-wide earthworks to 15% (from 5%); BL sediment control pond civil works to 100%; BL waste rock storage facility (Phase 1a) to 95% (from 40%); BL water treatment plant expansion construction to 100%, with final commissioning ongoing; and underground development to approximately 11% (from 8%). Earthworks commenced on the Mine Site Complex ("MSC") water treatment plant pad, including the support site for the process plant area.

Virtual Site Tour

To view a 360-degree virtual site tour showcasing construction progress at the Cariboo Gold Project as of October 2026, please visit the Company's profile on the VRIFY platform: https://vrify.com/decks/24611.

Cariboo Gold Project Update

Project Activity	Update
Health and Safety	The TRIFR for the Project sits at 1.05 year-to-date for 2026, with approximately 1.02 million total person-hours worked year-to-date for 2026.
Project Completion	Based on total costs incurred to date, including indirects and owners' costs, overall project completion is estimated at 28% of budget, as of September 30, 2026.
Underground Development
  Approximately 3.4 km of underground development has been completed to date and continues from the existing Cow Portal into the Lowhee Zone and into the Cow Mountain Zone.
  Underground development rates are expected to reach approximately 360 metres per month by year-end 2026 (500 metres per month previously). The revised target reflects slower excavation progress at the Valley portal due to competent rock conditions, the use of rockbreaking methods to mitigate blasting noise, and measures required to ensure proper concrete curing in sub-zero temperatures. Advance rates are expected to improve as new development headings become available through the Valley portal.
  The Valley access and ventilation portals are expected to be completed in Q4 2026, providing additional underground development headings using a roadheader. These headings are expected to improve overall underground development advance rates in 2027 and beyond.

Site Infrastructure
  Water treatment plants – BL water treatment plant final commissioning continues, with full operation expected in Q4 2026. Excavation for the main MSC water treatment plant is complete, with placement of rebar and concrete in progress.
  BL sediment control pond – civil works have been completed.
  Waste rock storage facility (Phase 1a) – construction is 95% complete, with cut and fill works, underdrain installation, and synthetic liner installation completed, and placement of sized overliner stone underway. The facility is expected to receive mine development material in Q4 2026, with full completion anticipated in mid-2027.
  Permanent camp – the site camp upgrade and expansion are complete.
  Construction of other critical infrastructure is progressing.

Earthworks
  Earthworks at the MSC, which will host the primary processing facility, commenced in Q2 2026 and are advancing.
  Earthworks and excavation for the Valley ventilation and access portals, located near the main process plant area at the MSC, are 85% complete. The portals are expected to be collared in Q4 2026 using a roadheader. Work on the Valley conveyor portal is scheduled for H2 2027.
  Installation of the Willow River bridge has commenced and the bridge is expected to be operational in Q4 2026. Once completed, it will serve as the Project's primary access, reducing traffic in the community and improving material handling efficiencies.

Equipment Fleet
  Approximately $43 million of underground mobile equipment fleet is expected to be delivered, including Caterpillar loaders and haul trucks, ground-support and service vehicles from MacLean Engineering, and drill rigs and jumbos from Epiroc.
  Initial deliveries are expected in late 2026, with most equipment scheduled to arrive during 2027. Contractor equipment will continue to support underground development in the interim.

Transmission Line	All long lead items remain on track to arrive at site in Q3 2027.
Engineering
  Approximately 42% of detailed engineering has been completed.
  Engineering progress status for key planned activities by category is as follows: process plant and site utilities (10%), water treatment plant (92%), MSC sediment control pond (10%), waste rock storage facility (100%), MSC civil works (75%), transmission line (100%), overland piping (87%), and other remaining areas (77%).

Procurement
  Over 50% of procurement packages have been awarded, with work progressing across 436 contract packages for long-lead items. Approximately $360 million has been committed project-to-date.
  Major contracts recently awarded include the water treatment plant concrete program, Phase 2 procurement of underground mobile equipment, the propane generator fuel package, and bus transportation for workers travelling from Quesnel to Wells.

Construction Management
  Entered into a project and construction management services agreement with JDS Energy & Mining Inc. ("JDS") and subsequently awarded JDS the continuing underground mine development and related works contract in October 2026.

Operations Readiness
  Following FID, the Company is focused on strengthening its management and operations team through active recruiting for key positions, with new health and safety and water treatment managers expected to join in Q4 2026.

Permitting
  The Project obtained all major permits necessary for construction, operation, and closure in Q4 2024 with the receipt of the Mines Act (British Columbia) and Environmental Management Act (British Columbia) permits.
  The licence of occupation for the transmission line is expected to be obtained in Q4 2026.
  All remaining authorizations, permit amendments, and routine construction permits are expected to be obtained in the ordinary course as construction progresses.

Labour and workforce	The construction and exploration workforce at site currently exceeds 400 active personnel and is expected to continue to ramp up over the coming months.
First Nations and Stakeholder Engagement
  The Company entered into a Life of Project Agreement with Lhtako Dené Nation (2020) and entered into a Participation Agreement with Williams Lake First Nation (2022). Consultation and engagement with Xatśūll First Nation continues.
  The Company entered into an amended Support and Benefits Agreement with the District of Wells (2026) and continues to be an active participant in the local community.

Exploration
  Development of the Cow drill gallery continues, with infill drilling to support resource conversion from this area expected to commence in Q4 2026.
  A total of 16 drill rigs are currently active at site, with 7 focused on infill drilling and near-mine resource expansion at the Cariboo Gold Project and 9 testing regional exploration targets across the broader property. By year-end, the Company expects to complete approximately half of the planned 160,000 metres of drilling at the Project, along with approximately 50,000 metres on regional targets. Full assay results for approximately 25,000 metres of aggregate drilling have been released to date, with results for the remaining completed drilling pending.

Project Development Timeline to Commercial Production

Project Construction Photos

FIGURE 1: Mine Site Complex processing facility site earthworks underway.

FIGURE 2: Valley portal excavation with bedrock exposed at the Mine Site Complex.

FIGURE 3: Main water treatment plant foundation works at the Mine Site Complex.

FIGURE 4: Bonanza Ledge overview.

About The Cariboo Gold Project

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project currently under construction located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company's land package includes 443 mineral titles and covers an area that extends approximately 77 kilometres from northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals. On September 14, 2026, the Company announced a formal positive decision to proceed with the construction of the Project, with an expected first gold pour in Q1 2029 and commercial production in H2 2029.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report in its entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Cariboo Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold's issuer profile and on the Company's website at www.osiskogold.ca.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Gold, a "qualified person" within the meaning of NI 43-101.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located within the Company's broader Cariboo regional land package in central British Columbia, Canada, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen Chairman and CEO Email: sroosen@osiskogold.ca Tel: +1 (514) 940-0685	Philip Rabenok Vice President, Investor Relations Email: prabenok@osiskogold.ca Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements, by their nature, require Osisko Gold to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such forward-looking statements are not guarantees of performance and are identified with words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "potential", "propose", "project", "outlook", "foresee", "continue", "objective", "strategy", "scheduled", "target", "on track", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Forward-looking statements in this news release include, but are not limited to, statements pertaining to: the expected timing of first gold pour, commercial production and key construction milestones at the Cariboo Gold Project, including underground development rates and targeted monthly advance rates, completion and collaring of the Valley portals, completion and full operation of the water treatment plants, completion of the waste rock storage facility, completion of the Willow River bridge, the arrival of transmission line long-lead packages, equipment deliveries, workforce ramp-up and operations readiness, including the expected timing of key hires; the ability to advance the Cariboo Gold Project through construction within the estimated budget, including the estimated project completion, the estimated remaining cost to complete construction, the expected leasing of equipment and estimated pre-production revenue, and the award of remaining contract packages; the expected performance of JDS under the project and construction management services agreement and the underground mine development contract; the Cariboo Gold Project's permitting status and the expected timing of receipt of the licence of occupation for the transmission line and of remaining authorizations, permit amendments and construction permits; continued engagement with First Nations and other stakeholders; the Company's planned drilling programs, including their scope, timing and the expected metres to be drilled by year-end, the timing of release of pending assay results, and the potential for resource conversion (if any); the Company's objective of becoming an intermediate gold producer; and the exploration potential and potential for future discoveries (if any) of its properties. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including: construction proceeding on the anticipated schedule and within the estimated budget; the accuracy of the estimated remaining cost to complete and its underlying assumptions, including inflation, labour costs, exchange rates, the availability of equipment leasing on anticipated terms and gold prices realized on pre-production revenue; underground development rates improving as anticipated, including following the availability of additional headings through the Valley portals; the availability of personnel, contractors, equipment, supplies and infrastructure, including the timely delivery of long-lead items and mobile equipment; JDS and other contractors performing as expected; the absence of work stoppages or suspensions at the Cariboo Gold Project; the absence of unforeseen ground conditions or other geological challenges; required permits, authorizations and amendments being obtained and maintained in a timely manner; the continued support of First Nations and other stakeholders; the availability of drill rigs and personnel, and the ability of drilling and sampling to accurately predict mineralization; the Company's continued access to capital on acceptable terms; and the absence of material adverse changes in gold prices, foreign exchange rates and general economic and market conditions. Osisko Gold considers its assumptions to be reasonable based on information currently available but cautions the reader that its assumptions regarding future events, many of which are beyond the control of Osisko Gold, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Gold and its business.

Such risks and uncertainties include, but are not limited to: risks associated with the development and construction of the Cariboo Gold Project, including construction delays, cost overruns, inflation and supply chain disruptions; underground development rates failing to improve as anticipated; work stoppages or suspensions at the Cariboo Gold Project; unforeseen ground, geotechnical or water management conditions; delays in commissioning of infrastructure, including the water treatment plants; contractor performance, including under the project and construction management services agreement and the underground mine development contract; delays or shortages in necessary equipment, supplies and infrastructure, including long-lead items; the inability to obtain equipment leasing on acceptable terms; pre-production revenue being lower than estimated; labour shortages, difficulties in recruiting key personnel and health and safety incidents; risks relating to third-party approvals, including the issuance of permits by governments, favourable regulatory conditions and approvals, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities, including the risk that further drilling does not support resource conversion; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; environmental risks; and community, non-governmental and governmental actions, including relationships with First Nations, and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2025 as well as those risks and factors disclosed in the Company's most recent financial statements and management's discussion and analysis and other public filings filed under Osisko Gold's issuer profile on SEDAR+ (www.sedarplus.ca) and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations.

Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of assumptions, risks and uncertainties are not exhaustive. The forward-looking statements contained herein are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Photos accompanying this announcement are available at:

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